Filed by Allis-Chalmers Energy Inc. pursuant
to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Bronco Drilling Company, Inc.
Commission File No.: 000-51471
TRANSCRIPT
     The following is a transcript of a conference call held by Allis-Chalmers Energy Inc. and Bronco Drilling Company, Inc. on January 24, 2007. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Allis-Chalmers and Bronco believe that none of these potential inaccuracies is material. A reply of the recorded conference call will be available through January 31, 2008. The telephone number for the replay of the call is (888) 286-8010 domestically or (617) 801-6888 internationally, and the passcode is 48202521. The call will also be available for replay through the Allis-Chalmers website (www.alchenergy.com) and the Bronco website (www.broncodrill.com).
Final Transcript
Jan. 24. 2008 / 10:30AM ET, ALY — Allis-Chalmers Energy to Acquire Bronco Drilling Company for a Combination of Cash and Stock
CORPORATE PARTICIPANTS
Jeff Freedman
Allis-Chalmers Energy — VP, IR
Micki Hidayatallah
Allis-Chalmers Energy — Chairman
Frank Harrison
Bronco Drilling — CEO
Victor Perez
Allis-Chalmers Energy — CFO
Zach Graves
Bronco Drilling — CFO
Ted Pound
Allis-Chalmers Energy — General Counsel
CONFERENCE CALL PARTICIPANTS
Mike Drickamer
Morgan Keegan — Analyst
Victor Marchon
RBC Capital Markets — Analyst
Brad Handler
Wachovia Capital Market — Analyst
Steve Ferazani
Sidoti — Analyst
Marshall Atkins
Raymond James — Analyst
Bo McKenzie
Pritchard Capital — Analyst

Maryana Kushnir
Nomura Asset Management — Analyst
Rob MacKenzie
FBR — Analyst
Jim Koran
New Salem Investments — Analyst
Brian Doyle
RBC Capital Markets — Analyst
Mike Emerald
Longfellow Investments — Analyst
Louis Sarkes
Chesapeake Partners — Analyst
Gary Taylor
Platts — Analyst
Michael Hess
Hess Investments — Analyst
Todd Moon
Wick Partners — Analyst
Jon Burke
Amica Insurance — Analyst
John Mason
Alpine Associates — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen. And welcome to the Allis-Chalmers Energy to acquire Bronco Drilling Company for a combination of cash and stock. My name is Danielle, and I will be your coordinator for today. At this time, all participants are in listen-only mode, and we will be facilitating a question and answer session towards the end of this conference.
(OPERATOR INSTRUCTIONS)
As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to Mr. Jeff Freedman, Vice President of Investor Relations. Please proceed.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Thank you. Good morning, Danielle. And then good morning, everyone. We’re here to discuss a transaction that was approved by the boards of directors of both companies yesterday. It involves the merger between Allis-Chalmers and Bronco Drilling. We’ve got the management from both companies on the lines. And they will be discussing both the terms, and as well hopefully focusing on the opportunities that this combination presents us over the next several years. And I think both chairmans of the board will be addressing you in a few moments.
But before we begin, I have to announce some of these customary issues. And I wanted to just clarify a couple of items. In connection with this proposed transaction, Allis-Chalmers and Bronco will file a joint proxy. And both companies will file the relevant documents concerning the proposed transaction with the SEC as soon as possible. And then you will obviously have an opportunity to read those joint proxy and prospectus material when they become available. And then you will also be able to obtain those copies of the proxies and prospectuses through the SEC website.

The Allis-Chalmers and Bronco and their respective directors, as well as the executive officers may be deemed to be participants in the solicitation of proxies from their respective stock holders. And we intend to actually make a series of presentations over the next several months as we discuss the benefits and the opportunities that we anticipate from these merged operations.
The replay of this call will be available once we file a transcript with the SEC. We intend to file that transcript as soon as possible later on this afternoon. And then the replay of the conference call will be open. So, I am going to now turn this over to Micki Hidayatallah, the Chairman of Allis-Chalmers. And then, he will then begin to discuss the opportunities that we face in this combined company.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Good morning. I want to begin by saying that the potential acquisition of Bronco Drilling is a perfect fit with our vision to build a global, multi-service oil and natural gas provider. We believe that our combined international drilling and completion business in Libya and Argentina provides us with a very strong foundation to build on in the emerging oil-producing markets of North Africa and Central and South America.
During the due diligence, our operating management from Argentina visited Bronco. After their visit, they informed me of the similar operating vision of our two companies, the high quality of equipment that has been rebuilt at Bronco over the last three and a half years, the perfect fit of the size of our equipment in the markets that we envisage that we are going to be active in.
We can leverage all this immediately to meet current demand in Colombia, Peru, Algeria, Tunisia, and Egypt. We also will continue to explore new opportunities in these countries.
In addition to this, a full-service drilling and completion company will also enhance our domestic profile and enable us to actively market on a joint basis where applicable our rental equipment, our underbalanced and directional drilling services, casing and tubing installation, and coil tubing operations. In many cases, we will endeavor to operate from similar domestic operating yards in the areas we serve.
We are also extremely excited about the strength and depth of our combined management team and the similarities of our global growth strategy. I intend to work very closely with Frank Harrison over the next several years in building a multinational service entity.
Lastly, I would like to thank our financial and investment advisors for allowing us to stay true to our vision and offering us a financial commitment in what can only be described as a turbulent market.
That endorsement and commitment to allow us to continue to execute our strategy and stay true to our vision gives me a great deal of confidence that we will continue to grow through accretive acquisitions. We will continue to increase our product offering, expand our geographic footprint, improve our margins, while maintaining the highest reputation for quality as well as service and safety.
With that, I would like to turn it over to Frank Harrison.

Frank Harrison — Bronco Drilling — CEO
Thank you, Micki. We were very excited about this announced transaction. Diversification of our business and exposure to a growing international market have been stated objectives for Bronco for over a year, as many of you all know.
We were fortunate to initiate that process with our entrance into the well servicing business and our recently closed acquisition of an equity stake in Challenger Limited, a Libyan drilling contractor.
The combination with Allis-Chalmers would greatly enhance and accelerate the achievement of these goals. We believe a combined entity will be quite unique in terms of the broad service offerings and geographic reach given its relative size. We share in Micki’s vision for the combined company and believe in the direction mapped out by the Allis-Chalmers team.
With that, I’ll turn the call back over to Micki.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman

With that, I would like to open this up for questions and answers. Danielle?
QUESTION AND ANSWER

Operator
Yes, sir.
(OPERATOR INSTRUCTIONS)

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Danielle?

Operator
Yes, sir?

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Before you open the mikes, let me just make one statement. The answers to the following questions might involve some forward-looking statements on our part. And so, I just want everyone to be alerted to the fact that these forward-looking statements may make certain assumptions, and are incorporating our best judgments and expectations at this time.
The terms of this transaction were outlined in the press release. And it involves both a cash and a common stock equivalent [base evaluation]. And those items then were discussed in the press release.
So with those two items out of the way, let’s find out, if you would, who might want to ask certain questions. Thanks.

Operator
(OPERATOR INSTRUCTIONS)
And your first question will come from the line of Mike Drickamer with Morgan Keegan. Please proceed.

Mike Drickamer — Morgan Keegan — Analyst
Hi. Good morning, guys.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Morning.

Mike Drickamer — Morgan Keegan — Analyst
Micki’s discussing prior acquisitions. So you like to acquire companies for around four times EV to EBITDA. Based on my calculations, you’re going to need synergies somewhere in the neighborhood of $35 million on a full year basis to accomplish that goal.

The question is, is that pretty close to what you get? And can you discuss the synergies you see, and what you think you will be able to capture?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Well, thanks, Mike. I don’t know about the numbers that you have stated. From our point of view, we believe that with some synergies in double digit millions, but in the low millions, we are actually doing this combination at slightly less than a four times multiple if you include the investment income generated from Challenger as part of the EBITDA, which under GAAP is there.
And, Frank, I don’t know if you want to add anything to that.

Frank Harrison — Bronco Drilling — CEO
No, I think — Zach? I think you pretty well hit it on the head.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Okay. Vic?

Victor Perez — Allis-Chalmers Energy — CFO
Yes, I would just add that a part of the thrust of the transaction is revenue synergistic benefits in terms of the combination of the operation, as well as enhancing our international growth with the combined equipment. So, as opposed to looking at necessarily — looking at it strictly from a cost standpoint, we also look at it very much on a revenue benefit standpoint for the combined operations.

Mike Drickamer — Morgan Keegan — Analyst
Okay. So following up on that then, Micki, based on what you know about the South American drilling market, especially Argentina, do you think that the equipment that Bronco has, especially the idle equipment, is suitable to work in those markets?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Yes, I’ve actually had conversations with Mr. Alejandro Bulgheroni, as well as with our operating management in Argentina, Martin Zoldy and [Peter Fastender], who visited Oklahoma City and went and visited rig sites. And they believe, that one of the great opportunities we have is that it’s the lower horsepower rigs that actually are coming off the U.S. market. And these are ideally suited for the Argentinean market, as well as the midsize for the Mexican market.
So we think that that fit is very exciting. And we also believe that the Argentinean market, once things settle down, is going to continue to require increased rigs, most especially because the wellhead price of natural gas has increased. The government has allowed it to increase substantially.
So yes for Argentina, yes for Central and South America on size of rigs, and the ability of Bronco in house to quickly convert to meet climatic or terrain requirements in these countries.
Again, Frank, do you want to add to that?

Frank Harrison — Bronco Drilling — CEO
No, I think you hit it. I think one thing that sometimes gets overlooked is the fact that Bronco put out one rig a month in a 12-month period. And besides that, we — hello?

Mike Drickamer — Morgan Keegan — Analyst

Yes, I’m still here. I’m sorry about that.

Frank Harrison — Bronco Drilling — CEO
We have demonstrated the capability to be able to put these rigs out, [we] rework the rigs in a lot of different ways at a budget and a price that is very attractive when you look across the [plate]. So, we’re looking forward to that challenge.

Mike Drickamer — Morgan Keegan — Analyst
I think you’re up for it. All right, guys, I’ll let somebody else ask a question. Thanks a lot.

Operator
Your next question will come from the line of Victor Marchon with RBC Capital Markets. Please proceed.

Victor Marchon — RBC Capital Markets — Analyst
Thank you, and good morning. The first question I had was just on moving some of these assets from the U.S. to international markets. Micki, I was wondering if you can give us a sense as into the degree at which you see the opportunities for that — specifically to the number of rigs that you can see over the next one to two years moving out of the U.S. into some of these international markets.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Well, I think that the question has two parts. Number one, what you have seen and its public disclosure is, that if you take the state-owned oil companies as well as the multinationals, the greatest capital expenditure commitment in 2008 is, number one, from PEMEX at about $146 billion and, number two, from Brazil Petrobras for around $112 billion. In my mind, that capital expenditure in both countries will include a substantial demand for drilling rigs.
We so far have ordered, as you know, 17 rigs, 13 workover, four drilling, for the market requirements of Argentina. And these are being delivered over this year and a half. And we haven’t until really today, begun focusing on the exact size, the opportunity, the bids that are coming out, but we do know that there’s going to be a very active, tender market in Colombia, Peru, Mexico, and Brazil.
My belief, if these capital expenditures are going to continue at this rate, that really we could see the ability to send once it’s been converted and rebuilt — firstly, the rigs today —Bronco has a 71% capacity utilization of its rigs. You could probably begin to take rigs that are not active today, convert them, and pretty well start sending them out within the next three to six months.

Victor Marchon — RBC Capital Markets — Analyst
Thanks for that. And the second question I had was just on the U.S. side. When you look at that business on a go-forward basis, what are your plans there as a land driller in the U.S.? Would you be happy with the size at which that fleet is currently after any moves? Or, is it something that you would look to grow either organically or through acquisitions?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
We tend in this country to look at things minute by minute, instant gratification, but we are still in the strongest economy in the world. And we basically guide world economic growth. Today, there is excess capacity of drilling rigs and pressure on pricing.
However, we believe that in the long run this economy will grow. It will be robust. And the market and the demand for drilling and workover and completion services will be active, and prices will increase.

We have a tremendous belief that nonconventional drilling for natural gas is going to continue to grow and be active. Now if I absolutely could pin that answer down, I would. But my feeling is that depending on climatic and other conditions, you are going to begin to see an absorption of the drilling and workover rigs that are coming on stream or that are on stream beginning the fourth quarter of this year going into 2009.
The domestic business is robust, has a high quality reputation, will continue to take market share and grow. In addition to that, as well as the market conditions picking up, we feel that going into the future we together will work to differentiate ourselves by the quality of our rigs, the safety procedures that we establish, the technology we put on the rigs to meet our customer needs of increased productivity.
We also believe that, again, through a consolidation and integration — and I’m not saying an integrated marketing force, but by working together, leveraging up our customer relationships, we’re going to begin to add increased services through strategic alliances with single customers.
And again, I’m going to ask Frank if you’d like to address the domestic market or the international market.

Frank Harrison — Bronco Drilling — CEO
Micki, I think you’ve pretty well hit it, again, right on the head. I mean, we’ve built a very strong reputation. We’ve worked very hard, and we have some very, very good people here. And, we believe in the domestic market, but we’re also aware of the international and started down that path. And we think this combination is going to allow us to do both with excellence, and we truly belief that.

Victor Marchon — RBC Capital Markets — Analyst
I appreciate that. That’s all I had. I’ll turn it back. Thank you.

Operator
You’re next —

Jeff Freedman — Allis-Chalmers Energy — VP, IR
If I might ask, let’s see if we can just limit this to one question and a follow-up question, so that we can take those individuals who have an interest in asking a question will move forward. Go ahead, Danielle.

Operator
Your next question, sir, will come from the line of Brad Handler with Wachovia Capital Market. Please proceed.

Brad Handler — Wachovia Capital Market — Analyst
Thanks. Good morning, guys.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Morning, Brad.

Brad Handler — Wachovia Capital Market — Analyst
Can you please just give us a little more color on how your approach to Latin America — and maybe isolate Mexico particular first — changes? In other words, you’ve been, I think, poking around the market already. Is it now that you’ll just leave with full integrated service bids as opposed to partnering up with somebody else? And again, if you could comment on [Swecomex] and the relationship there and if that changes at all with your capabilities.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Well, firstly, I’m going to address what’s changed. We’ve been obviously looking and continuing to look at the Latin American or Central and South American market. Number one, even though there is rig capacity available in the United States, deliveries and manufacturing cycles remain long.
We basically placed orders in the middle of last year to meet the demands of our largest customer company-wide, which was Pan American, and still today have not got all the drilling rigs as well as the workover rigs that we had ordered, 17 of them, and they’re beginning to come in.
So, we’ve not had rig capacity or capability to meet the immediate demands in these countries, because basically if you look and take into account — you cannot bid in Mexico. You cannot bid in Colombia unless you can guarantee immediate rig availability. The process between tender and bid award, for instance, in Mexico, can take 60 to 90 days. But to qualify the bidder, you’ve got to have the equipment on the ground, or you’ve got to qualify by actually identifying the source of equipment.
We believe that Swecomex currently has a contract. It’s a 60-well contract that they’re working on. They are looking to make additional bids on tenders that’ll come out on a turnkey basis. We will continue to offer them together with Bronco that currently has a great relationship with Swecomex.
We will continue to work very closely with them to identify opportunities on supplying them all our services for their turnkey contracts. But again, we do believe we’ve had initial trips. We are trying to build business models in each country, and again, there isn’t much uniformity.
If you go to Brazil, you’re talking Petrobras mainly. If you go to Mexico, you’re talking PEMEX. We think that you have a lot of independents in Peru and in Colombia. They’re customers of ours in Argentina, we’re going to leverage that up. And with Bronco’s ability to supply the rigs, we’re going to become much more active in partnering up and having [sound] indigenous partners.

Brad Handler — Wachovia Capital Market — Analyst
Okay. That’s very helpful. Can we just come back to the Mexico as my follow-up — just your comment about Swecomex and what they — so they have won something it sounds like? Have you also won some services associated with that 60-well contract?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
No, they’ve had the 60-well contract. It’s probably nearing completion. What I’m saying is that on a continuing basis, they continue to respond to tenders for turnkey drilling opportunities, turnkey service opportunities with PEMEX.

Brad Handler — Wachovia Capital Market — Analyst
Okay. Understand better now. Okay. Thanks. I’ll turn it back.

Operator
Your next question is from the line of Steve Ferazani with Sidoti. Please proceed.

Steve Ferazani — Sidoti — Analyst
Good morning. As you looked at — I’m sure you looked at a number of different fleets. Can you talk a little bit about the quality of the rigs? And did you come up with an assessed value of Bronco’s fleet before you made an offer?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman

Assessed value?

Victor Perez — Allis-Chalmers Energy — CFO
Yes, of course. As part of our due diligence, we do site inspections, rig inspections, and independent third-party evaluations.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
What was the appraised value? I think that we don’t have the number here to be honest with you. But the appraised value of the rebuilt rigs exceeded book value. And so it’s a terrifically high quality, efficient, a lot of conversions to [SCR] electrical, and the greatest expert that can really answer this is Frank. So, I’m going to turn it over to him.

Frank Harrison — Bronco Drilling — CEO
I think — Zach, jump in here anywhere. But I think when you see what we’ve been able to do because of our manufacturing capacity, we’ve been able to refine that fleet over time that we’ve continued to work on it. 60% of them have been refurbished in the last three and a half years. So I think as a fleet — we also have a fleet that’s on the ground working that fits resource plays for the unconventional drilling, which we think is going to continue to be, as Micki said, going to continue to be strong here in the U.S.
The other factor is that we have some rigs that are — we have a large portion of the inventory for 11 other rigs that are — would fit the international market, the size and so on that can be assembled.
And I know everybody says they can do something, but when I say they can be assembled, we know that we can do it because we’ve done it in the past, and we know what we can do it for. So as far as a fleet, I think it’s a terrific match for the Allis-Chalmers plan.

Steve Ferazani — Sidoti — Analyst
A follow-up question, I guess, Frank — how long do you intend to stick around? What’s your plans moving forward?

Frank Harrison — Bronco Drilling — CEO
Well, the way the rules are and the way our board — I was not allowed to talk with — prior to the announcement, but I can tell you that we will be in discussions immediately after this call. And I have a great interest in this company, as well as do the other executives that are here.
We spent a lot of time and — a lot of fun times and a lot of tough times to get this where it is. And when we see the plan — when we were out in the international market, what we saw was who we were bumping heads with, and it turns out to be Allis-Chalmers in a lot of cases.
So, it was a great plan to meet our international objective. And also when we look —when we — asking how long will I be around, I’m just going to tell you where our vision was. Our vision was to be with the rigs and have the services that Allis-Chalmers had. That’s what we saw ourselves. But this allows us to be able to do that, not over a five-year period, but to be able to do that very quickly.
And we think a company like that is going to really fit in this market. It can really get something done and really do some — really do some good business. So, we’re looking forward to it. And, Zach, what’s your thoughts there?

Zach Graves — Bronco Drilling — CFO
Yes, absolutely. I think as Frank said, and as we said in the press release, as Frank said in his prepared remarks, we’re very excited about Allis-Chalmers, the strategic direction of the Company, and Micki’s vision for the Company. And as Frank also said, it just accelerates the stated goals that Bronco’s had for the last 12 to 18 months really expanding our geographic or international footprint. So we see this as a very natural combination and one that does provide a lot of synergies.

Steve Ferazani — Sidoti — Analyst
Okay. Thank you very much.

Frank Harrison — Bronco Drilling — CEO
Thank you.

Operator
Your next question will come from the line of Marshall Atkins with Raymond James. Please proceed.

Marshall Atkins — Raymond James — Analyst
Good morning, guys. Frank, by my count, it looks like you’ve got about ten rigs that are stacked that you could maybe move down to Latin America. I think I just heard you say you have parts for another 11 potential new builds.
Could you give me some sense of, I guess, number one, how much it’s going to cost to get both the stacked rigs and the other rigs put together and in a condition that they could work in Latin America? And then how much is that going to cost? I’m sure you’ll look to move those rigs down to Latin America.

Frank Harrison — Bronco Drilling — CEO
Marshall, we’ve looked into moving them in a lot of different directions. But I think Zach’s the best one to answer that question. So, I’m going to turn it over to him.

Zach Graves — Bronco Drilling — CFO
Well, Marshall, we don’t have any — we have some idle capacity right now.

Marshall Atkins — Raymond James — Analyst
Isn’t it ten rigs or so?

Zach Graves — Bronco Drilling — CFO
It’s about eight this morning, I believe.

Marshall Atkins — Raymond James — Analyst
Okay.

Zach Graves — Bronco Drilling — CFO
And part of the rationale or the reason behind some of those being idle is what we’ve kind of alluded to opportunities other than here in the U.S. that we’ve sort of pulled back our marketing efforts on those rigs, because of some opportunities that may have hurt us in the short term. But, we’ll know whether or not those opportunities are going to come to fruition in the next three to four weeks.

Additionally, none of those rigs are what we would consider stacked in terms of that they require work or capital to put them to work. Now the 11 inventory rigs, that’s not a new thing, Bronco’s had those for a long time and they were part of our plan.

Marshall Atkins — Raymond James — Analyst
And those are on top of the eight that aren’t working?

Zach Graves — Bronco Drilling — CFO
Correct.

Marshall Atkins — Raymond James — Analyst
Okay.

Zach Graves — Bronco Drilling — CFO
Those were part of our refurbishment plan that we’ve executed on for about three years, and then when market conditions turned a little bit, we halted that. But those are still there and can still be put together for any opportunities that present themselves.

Marshall Atkins — Raymond James — Analyst
Okay. So it sounds like we got roughly about 20 rigs that could move down south without disrupting what you’re doing right now in the U.S. So the follow-up question is, I guess, how much will it cost to move them down there, number one?
And number two — and this maybe is more for Micki — you mentioned all the spending that’s likely to occur down there. Have you talked specifically to customers? And how soon do you think you could put those to work down there in terms of adding another 20 rigs to Latin America?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
We have talked to specific customers. We think that, as we stated earlier, there are some identified opportunities that we’re going to start working very quickly with, with Frank and Zach and their teams. There are others were, for instance, in Argentina, apart from our strategic alliance with Pan American, we are in active negotiations of a similar alliance. But unfortunately, it has not concluded so I cannot go further than say we’re in active negotiations.
And if we are successful, then there will be almost an immediate demand for the rigs that are available at the Bronco yard in Oklahoma City, whether it’s a rebuild and comes out at one a month over the next several months, or it could be the rigs they have, which again would need to be converted to some extent.
In addition to that, in Argentina, we have a 3,000-horsepower rig where we’ve been waiting to rebuild, simply waiting on the supply of manufactured parts. We are very confident that beginning some time in the middle of the year we will put that to work, either in Bolivia or in Colombia. And the rates there for that size are well over 30,000 a day. So that gives you some flavor for where we are.

Marshall Atkins — Raymond James — Analyst
Okay. Thanks, guys.

Operator

Your next question will come from the line of Bo McKenzie with Pritchard Capital. Please proceed.

Bo McKenzie — Pritchard Capital — Analyst
Hi, guys. Just a simple question, are there any caps and collars on the shares to be issued in the stock component of the transaction?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
No. And I’m going to let also Frank, but I’ll give you my flavor of where we are. We believe that the price based on an EBITDA multiple, as well as on the fact of where we are on the financing commitment is a fair price at 19%. Both of us have got fairness opinions on that.
The unknown is the price of our stock. And what we’ve said in our press release is that we will take ten trading days prior to the closing date. And that will determine the price of our share in the exchange offering. So we felt that this is a long-term combination, tremendous strategic value. And in a perfect market, the price you pay is the right price, and that perfect market will be determined on ten trading days prior to closing.
Frank, would you like to give — or Zach — your ideas on price?

Zach Graves — Bronco Drilling — CFO
No, I think you articulated it well, Micki, in terms of the collars. And back to Bo’s original question, from our shareholders’ perspectives, the way we viewed it is the structure of the deal provides us some downside protection in what was described earlier as a choppy market, but additionally because we believe in the combination and the vision on a go-forward basis certainly provides some upside post closing. So we feel very good about the structure.

Bo McKenzie — Pritchard Capital — Analyst
All right. Great. Thanks a lot.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Frank, Jeff Freedman. Recognizing that a number of people may not have necessarily followed your activities in North Africa that closely, maybe you might spend a moment just outlining how you in fact invested in Challenger, and what you see as the base of that future growth opportunity in that part of the world, and spend a couple of minutes highlighting that to our shareholders.

Frank Harrison — Bronco Drilling — CEO
Sure, Jeff. I think that’s a good question. How it all started is we set our goals that we were going to — and we could see what was going to happen. And it’s actually 16, 18 months ago that we were going to get international. We did a lot of traveling.
We looked in several different places throughout the world, and taking into consideration a lot of different things, where we would want to send employees, where rigs would be acceptable for the kind of rigs that we had.
And one of the top places that we looked at was Libya, North Africa, because of the climate there and the market and how people were returning to that. Just to kind of speed this up, what we quickly realized that it was going to be very — although we tried it, but we learned like everybody else that you’re not just going to get on the ground in some of these countries and put rigs out without it costing you a lot of money and a lot of trouble in some cases.
So, we realized we needed to find a vehicle that would help us accomplish our international goals. And we did that by making an investment in a Libyan company that we felt like had a lot of potential and that would be the largest drilling contractor in Libya when we moved six of our rigs there and four more that we sold them, so a total of ten rigs.

And when we realized that they needed more than the iron, and they realized it, too — so it was a good fit. And we were going to be able to take some of our personnel there to shore up the company in terms of expertise. We met with their customers. We checked the market. And that’s how we made that investment of 25% in Libya and the Challenger investment.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
And, Danielle —?

Operator
Yes, sir. Your next question will come from the line of Maryana Kushnir with Nomura Asset Management. Please proceed.

Maryana Kushnir — Nomura Asset Management — Analyst
Hi. My first question is about this — Bronco’s had $60 million of debt outstanding. I was wondering is that included in the $438 million acquisition price?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Hi, Maryana. It’s Micki. Yes, we will refinance under our commitment $67 million of debt that Bronco has. I think — and, Zach, help me here. I think net debt after cash is nearer $41 million. Is that correct?

Zach Graves — Bronco Drilling — CFO
Yes, that’s correct.

Maryana Kushnir — Nomura Asset Management — Analyst
But it’s included in the acquisition price, right?

Zach Graves — Bronco Drilling — CFO
It’s not included in the $437 million. The $437 million is just consideration for the common stock.

Maryana Kushnir — Nomura Asset Management — Analyst
Okay. And also, as a follow up, just to understand a little bit better, out of all of the Bronco suite, except for the Challenger, which I understand is present in Libya, what percentage of that suite is working internationally right now?

Zach Graves — Bronco Drilling — CFO
None of the fleet other than what’s gone to Libya on the Challenger transaction is working internationally. The remainder of the fleet is working in the lower 48.

Maryana Kushnir — Nomura Asset Management — Analyst
Okay. Thank you.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
I just want to add one quick thing to that, that if you take a pro forma going forward, what we would’ve achieved through this acquisition will be around — and almost immediately around 35% of our revenues being derived from the international market. And that doesn’t include Libya on a revenue basis, because that’s equity investment and under GAAP, it’s accounted for as an equity investment.

Maryana Kushnir — Nomura Asset Management — Analyst
And I’m sorry. When you say pro forma, you’re making some assumption of Bronco suite being moved over?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
No, just that if we took the Bronco revenues and our revenues and used a combination of what’s international and what’s domestic.

Maryana Kushnir — Nomura Asset Management — Analyst
Okay. Thanks.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
It’s over 30%.

Operator
Your next question will come from the line of Rob MacKenzie with FBR. Please proceed.

Rob MacKenzie — FBR — Analyst
Thanks. And good morning. Most of my questions have been answered. And I guess what I have left is better addressed to Frank. Frank, can you tell us whether Bronco — you put Bronco up for sale and Allis-Chalmers was the highest bidder, best fit? Or, was it more Allis-Chalmers coming to you saying let’s get together? Can you give us a feel for how the deal came together?

Frank Harrison — Bronco Drilling — CEO
Yes, well, first of all, did we put Bronco up for sale? No, and hell no. The reason that we were interested in this transaction is that it fit both of our goals. And when you look around the world and you start trying to bid on these tenders, what you quickly realize or what we quickly realized, and you probably know of is that, it’s a combination of services that’s going to win the day for the next five, six, seven years.
Companies that have the scope and size to be able to provide that are going to have a significant advantage. Yes, you have to have a drilling rig. It all starts with that. But as time goes on, we realized that that’s what we’re going to have to have. And no, we were not in any way looking to sell the Company or talk to anyone else or — at all. It was just really a fortunate thing — the way I see it is.
It allowed us to accomplish our goals as a company to make — to have the opportunity to do some things internationally, and also to continue to develop Bronco’s reputation in the resource plays and to be able to meet our customers’ needs here in the U.S. So it was — it’s a great opportunity for us is the way we see it.
Zach, are you — see it the same way? Rob, has that answered your question?

Rob MacKenzie — FBR — Analyst

Yes, that’s great. And my follow-up question is, Frank, there have been instances in the past, some successful, some not, where you had service companies merged with drilling companies. And in many cases, at least in my experience, you often find that the more asset-intensive part of the business tending to be starved for capital. How did you get over any concerns on that front merging with a more service-focused company?

Frank Harrison — Bronco Drilling — CEO
Well, I think — I know what you’re saying, because sadly enough, I lived through those times. And what hair I’ve got is gray through some of that. But, when I look to the future, and when we look to the future, we see that — I really believe a combination is going to be different than it has in the past. The combination of the service companies and the drilling companies are going to win the day. They’re going to carry the flag on the international basis.
And I would even say over some period of time — and I’m not sure exactly what that is, whether it’s two years, whether it’s five years — that you’ll see the same thing happen here in the United States in these resource plays, because the recourse plays are such a rate of return play, and they’re so much about execution. And so people are going to want to get the team on the ground that can help them execute, and that’s going to mean drilling companies.
And I know that hasn’t been the case in the past. And I know there’ll be drilling people here that will be squirming in their seat right now. But I’m saying for the future, I think that’s what you’re going to see, more and more of that. We believe that.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
And I’d like to add to that if I could. I always tell a story that when we first realized that the economic growth in emerging industrial countries, like China, Russia, and India, far exceeded that of the United States, and demand for energy would grow from these countries quicker than the increased demand in the U.S., I felt that it was imperative to create a service company that could offer its services on a global basis.
Well, the market is different internationally. When you go abroad and you try and market your services, nobody says do you have a drilling motor available for a directional drilling job. The first question is, do you have a 2,000-horsepower rig available? Do you have a 1,500-horsepower rig? And from that, that is the lead marketing thrust that brings the services behind it.
So, there is no question in my mind that we will continue to allocate capital together to building a fleet that has a strong international presence and can begin leading the services — the other services around the drilling rig, so that we can compete effectively.
I think you will see that our major competitors today, the thrust of their international growth strategy is with the drilling rig as the center of the services they offer.

Rob MacKenzie — FBR — Analyst
Great. Thanks, guys. Good answers.

Operator
Your next question will come from the line of [Jim Koran] with New Salem Investments. Please proceed.

Jim Koran — New Salem Investments — Analyst
Can you give us an idea of the interest rate you’re going to need to pay on the new cash you’re borrowing?

Victor Perez — Allis-Chalmers Energy — CFO

Well, we have a — the initial commitment that we have, which is a bridge commitment, is a margin over LIBOR, so which would be — if we took down that financing, which [is] not our intention. Our intention was to receive a commitment.

Jim Koran — New Salem Investments — Analyst
I see.

Victor Perez — Allis-Chalmers Energy — CFO
In the low double-digit interest rate.

Jim Koran — New Salem Investments — Analyst
Okay. And for financing, will you be doing a — looking at a [or buying some] of the two you’ve done previously?

Victor Perez — Allis-Chalmers Energy — CFO
We’ll be — that’ll be one of the alternatives, yes.

Jim Koran — New Salem Investments — Analyst
Okay. And you talk about personnel a lot, or you — a lot of equipment and talking about adding services. What is the strategy internationally for personnel? I mean, how much — do you send people out from the U.S.? Or, how much do you train and attract locally?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Well, I think that if you look at the Libyan model, the Argentinean model, or the Mexican model that we have, in each of these countries, in time, nearly 100% of the personnel is going to be indigenous or from the region.
We will have to provide initially not only the drilling rigs, the capital, access to capital for these companies, for these operations, as well as training and the newest technology that is available in each of our services by way of product. So the access to technology, access to training, and access to capital for equipment will be provided from here.
But we — and I’m going to let Frank and Zach give their opinions. But from my point of view, the most successful structure is when we as a U.S.-based company realize our strengths and weaknesses.
The weaknesses we have is when this process begins internationally and understanding of pre-qualification, tenders, the bidding process, how — where the universe of labor is. How do you attract the most highly skilled labor? What are the training processes? These are best known by the citizens of the targeted country.
So initially, you supply personnel. You go through the training procedures. You obviously have to make sure that there isn’t excessive downtime because of repairs or untrained personnel, that the highest safety standards are maintained. But today, there is a vast universe of very skilled labor available in Central America, South America, North Africa, and obviously in the Middle East.
Zach, Frank, you want to add to that?

Frank Harrison — Bronco Drilling — CEO
I think you’ve pretty well covered it. I can say from our perspective, what we’re telling our people that will be going into North Africa is that you’re going over there. The days of going over there as an American and you know everything are over. You’re going over there to make that country a better place because you were there, and to make their industry better.

And so, they’ll be training. They’ll, just as Micki said, they’ll be safety training. You will try to help them in any way that you possibly can to become better at what they do. And that’s the attitude we’re going to take. And I think that’s the attitude that is going to be accepted in these countries.

Jim Koran — New Salem Investments — Analyst
I would think that would be a more profitable plan as well, compared to sending a lot of people over there and keeping them there.

Frank Harrison — Bronco Drilling — CEO
[Sure]. Thank you.

Jim Koran — New Salem Investments — Analyst
One quick follow up — you said in the press release that you expect this to be fairly accretive. Can you give us an idea of how much and when, and how that happens?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Well, obviously, that’s a real future-looking statement. But we believe that the accretion will be double-digit percentage. But obviously, there’s no assurance, no guarantee. And it depends on market conditions on the day we close.

Jim Koran — New Salem Investments — Analyst
Right. Okay.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
And thank you for your question. We’re going to try to move ahead here. We still have a number of other people that would like to ask questions, Danielle. So I apologize, Jim, for being abrupt. But we’d like to take those questions from other participants as well. So thank you for your consideration.

Operator
Your next question is from Brian Doyle with RBC Capital Markets. Please proceed.

Brian Doyle — RBC Capital Markets — Analyst
Hi. Just a quick question — I’m not familiar with BRNC. But looking at Thomson ONE, talked about a number of 108. Have you given guidance on 2007? And what’s the difference? It looks like LTM through September was more like 123 EBITDA. Was there a one-time item in there?

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Are you addressing the Bronco?

Brian Doyle — RBC Capital Markets — Analyst
Yes.

Zach Graves — Bronco Drilling — CFO
We don’t — Brian, our policy in the past is not to give any formal guidance. So, there is no formal guidance for ‘08 on earnings calls. Generally, we’ll talk about our expectations for the upcoming quarter. So that’s been our policy.

Brian Doyle — RBC Capital Markets — Analyst
Okay. And what is the difference between a — assuming that the street’s right at 108 for 2007 and EBITDA, and what’s the difference in terms of that fourth quarter last year? Why was that a stronger quarter?

Zach Graves — Bronco Drilling — CFO
Well, the fourth quarter last year versus the street estimates fourth quarter this year, fourth quarter this year was materially impacted by moving the ten rigs we spoke about on this Challenger transaction to Libya. Those came out of our active marketed fleet —

Brian Doyle — RBC Capital Markets — Analyst
Okay.

Zach Graves — Bronco Drilling — CFO
— here in the U.S. for Q4. So those ten rigs weren’t here generating any revenue in the fourth quarter.

Brian Doyle — RBC Capital Markets — Analyst
Okay. Thank you.

Zach Graves — Bronco Drilling — CFO
Yes.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Brian, keep in mind that they account for those rigs in Challenger under the equity basis of accounting. And not to speak for Bronco, but that’s a very substantial company. Challenger has a very sizeable fleet of assets deployed in the North African market, and Bronco owns a 25% interest in Challenger. Is that correct, Frank?

Frank Harrison — Bronco Drilling — CEO
That’s correct.

Zach Graves — Bronco Drilling — CFO
That’s correct.

Jeff Freedman — Allis-Chalmers Energy — VP, IR

Yes.

Brian Doyle — RBC Capital Markets — Analyst
Thank you.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Next question, Danielle?

Operator
The next question is from Mike Emerald with Longfellow Investments. Please proceed.

Mike Emerald — Longfellow Investments — Analyst
Hi. I’m going to mention five quick questions confirming the terms of the deal. One is there’s no callers to the terms. Is that correct?

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Correct.

Mike Emerald — Longfellow Investments — Analyst
Next is there’s no price at which either you or they can walk based on the stock price?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
It’s subject to stockholder approval.

Mike Emerald — Longfellow Investments — Analyst
Okay. Next, is the $16.33 per — this is my understanding. Is the $16.33 per share fixed regardless of where the stock price goes?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Yes.

Mike Emerald — Longfellow Investments — Analyst
Okay. So, I’m guessing then that the amount of cash paid per share stays the same regardless of where the stock price goes.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Yes.

Mike Emerald — Longfellow Investments — Analyst

And finally, you said in the release mid-2008 to close. What month or at least quarter are you hoping to close?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
We have to find out from the SEC, because all we’ve said is we will promptly file proxy statements. And then obviously, we have to have a stockholder meeting and stockholder vote.
If you asked for my best estimate, and I have no concept about what sort of comments we’re going to get from the SEC, if things flow very smoothly, we would estimate somewhere around mid-May.

Mike Emerald — Longfellow Investments — Analyst
Okay. Thank you very much.

Operator
Your next question is from Louis Sarkes with Chesapeake Partners. Please proceed.

Louis Sarkes — Chesapeake Partners — Analyst
Just to clarify, because it isn’t that clear in the release, the $16.33 is comprised of what per share in cash and what per share in stock?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
I think it was $10.

Victor Perez — Allis-Chalmers Energy — CFO
A little bit over $10 of cash and —

Louis Sarkes — Chesapeake Partners — Analyst
So $10 and $6.33.

Victor Perez — Allis-Chalmers Energy — CFO
And $5.90, something like that in stock.

Louis Sarkes — Chesapeake Partners — Analyst
Okay. And those amounts are fixed. So you’re using, what, like 26.8 million shares or [assuming] that?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
26.8 —

Victor Perez — Allis-Chalmers Energy — CFO

Correct.

Louis Sarkes — Chesapeake Partners — Analyst
Okay. My question was just more on the background. If — you said that you absolutely weren’t for sale, how did you all get together? And is there any market check or any other mechanism employed or engaged to ensure that you are maximizing shareholder value?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Well, let me try and begin that. Number one, the question was you were not for sale. But the question never was were we in the market to look at executing our growth strategy by taking an existing vacuum opportunity in the international marketplace, as well as an opportunity that existed and was going to be increasingly attractive in the domestic marketplace.
So from our point of view, we believed that there continues to be very long manufacturing cycles and delivery times basically for drilling rigs, workover rigs, completion services to cater to the demand and growing demand in the international marketplace. At this stage, there was also somewhere around 180 rigs that came on into the domestic marketplace last year, with an increase of 86 to 100 coming on this year.
We felt that it was a tremendous opportunity for us to establish a full-service company in the United States taking drilling and workover services and meeting the trend or being pioneers in the trend that already is there, where we would offer with the drilling rigs underbalanced, as well as directional, to meet the growth in unconventional drilling, like the shale plains. So, we identified that as a real opportunity.
The second was to meet the opportunity, the vacuum, because of demand increasing supply capability on a timely basis in the international marketplace.

Louis Sarkes — Chesapeake Partners — Analyst
Okay. So, I take that as that you approached them.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Well, that and felt it was a good fit.

Louis Sarkes — Chesapeake Partners — Analyst
Okay. And I guess my question really for Bronco is, how — are you satisfied that you are maximizing shareholder value with this transaction?

Frank Harrison — Bronco Drilling — CEO
Yes, and that has always been our goal.

Louis Sarkes — Chesapeake Partners — Analyst
Okay.

Frank Harrison — Bronco Drilling — CEO
From the beginning.

Louis Sarkes — Chesapeake Partners — Analyst

Okay. Thank you very much.

Operator
Your next question is from the line of Gary Taylor with Platts. Please proceed.

Gary Taylor — Platts — Analyst
I’m sorry. It’s already been answered. Thanks a lot.

Operator
And the next question is from the line of Michael Hess with Hess Investments. Please proceed.

Michael Hess — Hess Investments — Analyst
Congratulations on the transaction. I just had one question. Are shareholders going to be allowed to elect to receive all cash or all stock? Or, is everyone going to receive the same mix?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Same.

Michael Hess — Hess Investments — Analyst
I see. Okay. Thank you very much. Congratulations.

Operator
Next question is from the line of [Todd Moon] with [Wick Partners]. Please proceed.

Todd Moon — Wick Partners — Analyst
Thank you. Other than Hart-Scott, are there any other approvals that you will need?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
This is subject to stockholder approval from both companies, regulatory approvals from the SEC, and Hart-Scott-Rodino.

Todd Moon — Wick Partners — Analyst
Okay. So, no foreign approvals needed?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
I think there — I’m going to let Frank answer about the change of control concept in Libya.

Frank Harrison — Bronco Drilling — CEO
No, there’s no foreign approvals needed.

Todd Moon — Wick Partners — Analyst
Thank you.

Operator
Your next question will come from the line of Jon Burke with Amica Insurance. Please proceed.

Jon Burke — Amica Insurance — Analyst
Hi. Is there any breakup fees in the deal?

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Yes, there are. I’m going to ask Ted Pound, General Counsel, or Vic Perez to answer that.

Ted Pound — Allis-Chalmers Energy — General Counsel
There’s a $10-million breakup fee. Let me look at the book here. Then, I think there’s some other breakup fees relating to expense reimbursement. Yes, there’s a $10-million breakup fee if the board terminates the agreement. They also may be required to pay us out-of-pocket expenses if they fail to get shareholder approval. We would also pay them expenses up to $5 million if we were unable to get shareholder approval, too.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Danielle, pardon me.

Operator
Yes, sir.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Pardon me, ladies and gentlemen. We’ve appreciated the time that you’ve taken. Let’s take one more question, and then we are available at the corporate offices. And Frank and his colleagues are up in Oklahoma. We are here in Houston. So let’s take one last question then, Danielle, and then we’ll call it a morning.

Operator
Yes, sir. Your final question will come from the line of [John Mason] with Alpine Associates. Please proceed.

John Mason — Alpine Associates — Analyst

Hi. You said you had a financing commitment for the cash portion plus expenses. Is there any condition on the deal that you get that commitment?

Unidentified Company Representative
We have that commitment.

John Mason — Alpine Associates — Analyst
Sorry, is there a condition on the deal of you actually receiving that finance — closing that financing?

Unidentified Company Representative
Well, we —

John Mason — Alpine Associates — Analyst
Sometimes a deal would say there’s a financing commitment and they have to market a bond or something. Is there any kind of condition on that [funding] — based on financing?

Unidentified Company Representative
— and of course, we received that commitment prior to signing the agreement and announcing the transaction.

John Mason — Alpine Associates — Analyst
Okay.

Operator
And I will now turn the call back over to management for any closing remarks.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Ladies and gentlemen, thank you very much for participating this morning and listening to what we hope is going to be a fairly exciting period of time for the combined shareholders of Allis-Chalmers and Bronco. Thank you.

Micki Hidayatallah — Allis-Chalmers Energy — Chairman
Thank you very much.

Frank Harrison — Bronco Drilling — CEO
Thank you very much.

Operator
Ladies and gentlemen, this concludes your presentation. You may now disconnect and have a great day.

Forward Looking Statements and Additional Information
     Allis-Chalmers and Bronco may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that Allis-Chalmers or Bronco expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements are not guarantees of future events or Allis-Chalmers’ or Bronco’s future performance and are subject to risks, uncertainties and other important factors that could cause events or Allis-Chalmers’ or Bronco’s actual performance or achievements to be materially different than those projected by them. For a full discussion of these risks, uncertainties and factors, Allis-Chalmers and Bronco encourage you to read their documents on file with the SEC. Except as required by law, Allis-Chalmers and Bronco do not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
     In connection with the proposed transaction, Allis-Chalmers and Bronco will file a joint proxy statement/prospectus and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
     The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.
     The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444.
     Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.
     Allis-Chalmers, Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allis-Chalmers and Bronco in connection with the merger. Information regarding such persons and a description of their interest in the merger will be contained in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007 and in subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Bronco and their ownership of Bronco common stock is set forth in its proxy statement filed with the SEC on April 30, 2007 and in subsequent statements of changes in beneficial ownership on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger when it becomes available.

DISCLAIMER
Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
© 2005, Thomson StreetEvents All Rights Reserved.